                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                    DIATIDE, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.001 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       25284210
                     -------------------------------------------
                                    (CUSIP Number)

                                 John J. Suydam, Esq.
                          O'Sullivan, Graev & Karabell, LLP
                                 30 Rockefeller Plaza
                                      41st Floor
                              New York, New York  10112
                                    (212) 408-2400

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                September 23, 1997
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 11 Pages

CUSIP No.   25284210            SCHEDULE 13D
          ------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chase Venture Capital Associates, L.P.
    13-337-6808
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /

                                                                       (b)  / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        1,653,564
 NUMBER OF         ------------------------------------------------------------
  SHARES           8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               Not applicable
   EACH            ------------------------------------------------------------
 REPORTING         9    SOLE DISPOSITIVE POWER
PERSON WITH
                        1,653,564
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        Not applicable
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,653,564
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------


                                  Page 2 of 11 Pages

                                     SCHEDULE 13D
                                     ------------

ISSUER:  Diatide, Inc.                                  CUSIP NUMBER:  25284210
--------------------------------------------------------------------------------

PRELIMINARY NOTE

         All information set forth herein has been adjusted to reflect a change in the name and address of the reporting person.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Diatide, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 Delta Drive, Londonderry, New Hampshire 03053.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                             John R. Baron
                             Mitchell J. Blutt, M.D.
                             Arnold L. Chavkin
                             Michael R. Hannon
                             Donald J. Hofmann
                             Stephen P. Murray
                             John M.B. O'Connor
                             Brian J. Richmand
                             Shahan D. Soghikian
                             Jeffrey C. Walker
                             Damion E. Wicker, M.D.

         Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names,


                                  Page 3 of 11 Pages
business addresses, principal occupations of each executive officer of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

         To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

         Insofar as the requirements of Items 3-6 inclusive of this Schedule
13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         DESCRIPTION OF TRANSACTION

         On September 23, 1997, the Issuer and CVCA, Medsource S.A. and Neomed Fund Limited (the "Investors") entered into a Securities Purchase Agreement (the "Agreement"). Pursuant to the Agreement, CVCA purchased (i) 871,795 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock"), which shares are immediately convertible into 871,795 shares of the Issuer's Common Stock (subject to adjustment), and (ii) Warrants to purchase 130,769 shares of the Issuer's Common Stock (the "Warrants") (subject to adjustment).
    CVCA's original cost basis for the above purchases is $8,500,000. The funds CVCA used to acquire the securities were from its contributed capital.

         Prior to the above-described transaction, CVCA had been the beneficial owner of 651,000 shares of the Issuer's Common Stock.

         CVCA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.


ITEM 4.  PURPOSE OF TRANSACTION.


                                  Page 4 of 11 Pages

         The acquisition of the Issuer's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

         Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         CVCA is deemed to be the beneficial owner of 1,653,564 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 14.4% of the Issuer's Common Stock on a fully diluted basis. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

         Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         (a) REGISTRATION RIGHTS AGREEMENT. The Issuer and the Investors entered into a Registration Rights Agreement dated as of September 23, 1997 (the "Registration Agreement"). The Registration Agreement grants the Investors, including CVCA, certain demand rights with respect to registration under the 1933 Act. The Registration Agreement also grants "piggy-back" rights to CVCA to participate in certain registration statements filed by the Issuer.

         (b) WARRANT NO. 1. CVCA has acquired from the Issuer Warrant No. 1 dated as of September 23, 1997. Warrant No. 1 allows CVCA to purchase up to 130,769 shares of Common Stock of the Issuer. The Warrants are immediately exercisable and will expire on September 23, 2007.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                                  Page 5 of 11 Pages

         1. Securities Purchase Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

         2. Registration Rights Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

         3.   Warrant No. 1, dated as of September 23, 1997.

         4. Certificate of Designations of the Preferred Stock of Diatide, Inc. To be Designated Series A Convertible Preferred Stock.

SCHEDULE A

         Item 2 information for executive officers and directors of Chase
Capital.

SCHEDULE B

         Item 2 information for executive officers and directors of Chase.



















                                  Page 6 of 11 Pages

                                      SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 1997             CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                  By:  CHASE CAPITAL PARTNERS,
                                       its General Partner



                                  By: /s/ Damion Wicker, M.D.
                                     ---------------------------------
                                      Name: Damion Wicker, M.D.
                                      Title: General Partner




















                                  Page 7 of 11 Pages

                                                                      SCHEDULE A


                              CHASE CAPITAL CORPORATION
                              -------------------------

                                  EXECUTIVE OFFICERS


         President                               Jeffrey C. Walker**

         Executive Vice President                Mitchell J. Blutt, M.D.**

         Vice President & Secretary              Gregory Meridith*

         Vice President & Treasurer              Donna L. Carter**

         Assistant Secretary                     Robert C. Carroll*


                                      DIRECTORS


                              William B. Harrison, Jr. *
                                 Jeffrey C. Walker **








------------------------------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                                  Page 8 of 11 Pages

                                                                      SCHEDULE B

                           THE CHASE MANHATTAN CORPORATION
                           -------------------------------

                                 EXECUTIVE OFFICERS*


                         Walter V. Shipley, Chairman and CEO
                        Edward D. Miller, Senior Vice Chairman
                        Thomas G. Labrecque, President and COO
                       William B. Harrison, Jr., Vice Chairman


                                     DIRECTORS**

                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              BUSINESS OR RESIDENCE ADDRESS
----                              -----------------------------------

Frank A. Bennack, Jr.        President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, NY  10019

Susan V. Berresford          President
                             The Ford Foundation
                             320 East 43rd Street
                             New York, NY  10017

M. Anthony Burns             Chairman, President and CEO
                             Ryder System, Inc.
                             3600 N.W. 2nd Avenue
                             Miami, FL  33166

H. Laurance Fuller           Chairman of the Board and Chief Executive Officer
                             Amoco Corporation
                             200 East Randolph Drive
                             Chicago, IL  60601


--------------------------

* Pricipal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                                  Page 9 of 11 Pages

                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              BUSINESS OR RESIDENCE ADDRESS
----                              -----------------------------------

Melvin R. Goodes             Chairman of the Board and
                             Chief Executive Officer
                             Warner-Lambert Company
                             201 Tabor Road
                             Morris Plains, NJ  07950

William H. Gray, III         President and Chief Executive Officer
                             United Negro College Fund, Inc.
                             8260 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, VA  22031

George V. Grune              Retired Chairman and Chief Executive
                              Officer of the Reader's Digest
                              Association, Inc.
                             Chairman of the Board
                             The DeWitt Wallace-Reader's Digest Fund
                             Lila Wallace-Reader's Digest Fund
                             2 Park Avenue, 23rd Floor
                             New York, NY  10016

William B. Harrison, Jr.     Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Harold S. Hook               Chairman of the Board
                             American General Corporation
                             2929 Allen Parkway
                             Houston, TX  77019

Helene L. Kaplan             Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue - Room 29-72
                             New York, NY  10022

Thomas G. Labrecque          President and Chief Operating Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

J. Bruce Llewellyn           Chairman of the Board
                             The Philadelphia Coca-Cola Bottling Company,
                             The Coca-Cola Bottling Company of Wilmington, Inc.
                             and Queen City Broadcasting, Inc.
                             The Philadelphia Coca-Cola Bottling Company
                             30 Rockefeller Plaza, 29th Floor
                             New York, New York 10112


                                 Page 10 of 11 Pages

                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              BUSINESS OR RESIDENCE ADDRESS
----                              -----------------------------------

Edward D. Miller             Senior Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Edmund T. Pratt, Jr.         Chairman Emeritus
                             Pfizer Inc.
                             Astors Lane
                             Port Washington, NY  11050

Henry B. Schacht             Chairman of the Board and
                              Chief Executive Officer
                             Lucent Technologies, Inc.
                             600 Mountain Avenue - Room 6A511
                             Murray Hill, NJ  07974

Walter V. Shipley            Chairman of the Board and Chief
                             Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Andrew C. Sigler             Retired Chairman of the Board
                              and Chief Executive Officer
                             Champion International Corporation
                             1 Champion Plaza
                             Stamford, CT 06921

John R. Stafford             Chairman, President and Chief
                              Executive Officer
                             American Home Products Corporation
                             Five Giralda Farms
                             Madison, NJ  07940

Marina v.N. Whitman          Professor of Business Administration
                              and Public Policy
                             The University of Michigan
                             School of Public Policy
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, MI  48109-1220



                                 Page 11 of 11 Pages